SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)1

Concur Technologies, Inc.

(Name of issuer)

Common Stock, $0.001 par value

(Title of class of securities)

206708109

(CUSIP number)

Carol V. Schwartz

American Express Travel Related Services Company, Inc.

200 Vesey Street, 50th Floor

New York, NY 10285

(212) 640-2000

(Name, address and telephone number of person authorized to receive notices and communications)

July 16, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 6 Pages)

13D

CUSIP No. 206708109

1.	Name of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) American Express Travel Related Services Company, Inc. EIN No.: 13-3133497
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 7,680,000 shares of Common Stock
	8.	Shared voting power 0
	9.	Sole dispositive power 7,680,000 shares of Common Stock
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 7,680,000 shares of Common Stock
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 15.0%
14.	Type of reporting person CO

(Page 2 of 6 Pages)

13D

CUSIP No. 206708109

1.	Name of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) American Express Company EIN No.: 13-4922250
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,680,000 shares of Common Stock
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,680,000 shares of Common Stock
11.	Aggregate amount beneficially owned by each reporting person 7,680,000 shares of Common Stock†
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 15.0%
14.	Type of reporting person CO

(Page 3 of 6 Pages)

Amendment No. 1 to Schedule 13D (“Amendment No. 1”)

This statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on August 7, 2008 by American Express Travel Related Services Company, Inc. a New York corporation (the “Investor”) and American Express Company, a New York corporation (“American Express”) in connection with the ownership of Common Stock, par value $0.001 per share (“Common Stock”), of Concur Technologies, Inc., a Delaware corporation (“Concur,” the “Company” or the “Issuer”), with its principal executive offices at 18400 NE Union Hill Road, Redmond, Washington 98052.

In accordance with Exchange Act Rule 13d-2, this Amendment No. 1 amends and supplements only information that has materially changed since the August 7, 2008 filing by the Reporting Persons of the Schedule 13D. Unless otherwise indicated herein, terms used but not otherwise defined in this Amendment No. 1 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

The Schedule 13D is hereby amended as follows:

Item 2.	Identity and Background

Item 2 is hereby amended and restated to read in its entirety as follows:

This Statement is filed by American Express and the Investor, which is a wholly-owned subsidiary of American Express. American Express is a leading global payments and travel company whose principal products and services are charge and credit payment card products and travel-related services offered to consumers and businesses around the world. Investor is the principal operating subsidiary of American Express. The address of the principal businesses and offices of American Express and the Investor is 200 Vesey Street, New York, New York 10285.

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each executive officer and director of American Express and the Investor are set forth in Appendix A and Appendix B and are incorporated herein by reference.

During the last five years, neither American Express, the Investor, nor, to the best knowledge of American Express and the Investor, any of their respective executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither American Express, the Investor nor, to the best knowledge of American Express and the Investor, any of their respective executive officers or directors has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in such person’s being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(Page 4 of 6 Pages)

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following thereto:

As described in Item 4 below, on July 16, 2010, the Investor exercised a warrant (the “Warrant”) to purchase 1,280,000 shares (the “Warrant Shares”) of Common Stock of the Company, at an exercise price of $39.27 per share for aggregate consideration of $50,265,600. The funds used to purchase the Warrant Shares were provided from working capital of the Investor.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following thereto:

On July 16, 2010, the Investor exercised the Warrant to purchase the Warrant Shares, at an exercise price of $39.27 per share for aggregate consideration of $50,265,600. The funds used to purchase the Warrant Shares were provided from working capital of the Investor.

The Warrant was issued to Investor in connection with the execution of the Securities Purchase Agreement, dated as of July 29, 2008 (the “Purchase Agreement”), between the Investor and Concur. Copies of the Warrant and Purchase Agreement have previously been filed with the Commission as Exhibits I and II to the Schedule 13D.

Except as set forth in the Schedule 13D, neither Investor nor American Express has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Company.

Item 5(a) and 5(b) are hereby amended and restated to read in their entirety as follows:

(a) American Express and the Investor may be deemed to be the beneficial owners of 7,680,000 shares of Common Stock, which constitute approximately 15.0% of the 49,877,171 shares of Common Stock reported as outstanding by the Issuer as of April 30, 2010, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2010 which was filed with the Commission on May 5, 2010.

(b) Each of Investor and American Express, by virtue of its 100% ownership interest in Investor, may be deemed to have sole voting and dispositive power with respect to 7,680,000 shares of Common Stock.

(Page 5 of 6 Pages)

(c) Except as set forth in Item 4 above, no transactions in the securities of the Company have been effected during the past 60 days by Investor and American Express or, to the best knowledge of American Express and the Investor, by any of the persons named in Appendix A and Appendix B hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 is hereby amended and restated to read in its entirety as follows:

The responses to Items 3, 4 and 5 of the Schedule 13D, as amended by this Amendment No. 1, and the Exhibits to the Schedule 13D are incorporated herein by reference.

(Page 6 of 6 Pages)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 16, 2010

AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC.

	By:	/s/ Carol V. Schwartz
		Name:	Carol V. Schwartz
		Title:	Secretary

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 16, 2010

AMERICAN EXPRESS COMPANY

	By:	/s/ Carol V. Schwartz
		Name:	Carol V. Schwartz
		Title:	Secretary

APPENDIX A

AMERICAN EXPRESS COMPANY

LIST OF DIRECTORS AND OFFICERS

The following individuals are executive officers or directors of American Express Company. Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer of American Express Company is 200 Vesey Street, New York, New York 10285.

Name/Title	Principal Occupation
Daniel F. Akerson, Director	Managing Director, The Carlyle Group

Charlene Barshefsky, Director	Senior International Partner, WilmerHale

Ursula M. Burns, Director	Chief Executive Officer, Xerox Corporation

Kenneth I. Chenault, Director	Chairman and Chief Executive Officer, American Express Company

Peter Chernin, Director	Founder, Chernin Entertainment, Inc.

Jan Leschly, Director*	Founder and Chairman, Care Capital LLC

Richard C. Levin, Director	President, Yale University

Richard A. McGinn, Director	General Partner, RRE Ventures; General Partner, MR Investment Partners

Edward D. Miller, Director	Former President and Chief Executive Officer, AXA Financial, Inc.

Steven S Reinemund, Director	Dean, Wake Forest Schools of Business, Wake Forest University

Robert D. Walter, Director	Founder, Cardinal Health, Inc.

Ronald A. Williams, Director	Chairman and Chief Executive Officer, Aetna, Inc.

Edward P. Gilligan, Vice Chairman	Vice Chairman, American Express Company

Douglas E. Buckminster, President, International Consumer and Small Business Services	President, International Consumer and Small Business Services, American Express Company

L. Kevin Cox, Executive Vice President, Human Resources	Executive Vice President. Human Resources, American Express Company

William H. Glenn, Executive Vice President, Global Merchant Services	Executive Vice President, Global Merchant Services, American Express Company

Ashwini Gupta, President of Risk, Information Management and Banking Group, and Chief Risk Officer**	President of Risk, Information Management and Banking Group, and Chief Risk Officer, American Express Company

John D. Hayes, Executive Vice President and Chief Marketing Officer	Executive Vice President and Chief Marketing Officer, American Express Company

Daniel T. Henry, Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer, American Express Company

Judson C. Linville, President and Chief Executive Officer, Consumer Services	President and Chief Executive Officer, Consumer Services, American Express Company

Louise M. Parent, Executive Vice President and General Counsel	Executive Vice President and General Counsel, American Express Company

Thomas Schick, Executive Vice President, Corporate and External Affairs	Executive Vice President, Corporate and External Affairs, American Express Company

Stephen J. Squeri, Group President, Global Services, and Chief Information Officer	Group President, Global Services, and Chief Information Officer, American Express Company

*	Citizen of Denmark
**	Citizen of U.S. and India

Appendix B

AMERICAN EXPRESS TRAVEL

RELATED SERVICES COMPANY, INC.

LIST OF DIRECTORS AND OFFICERS

The following individuals are executive officers or directors of the Investor. Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer of the Investor is 200 Vesey Street, New York, New York 10285.

Name/Title	Principal Occupation
Kenneth I. Chenault, Director; Chairman and Chief Executive Officer	Chairman and Chief Executive Officer, American Express Company
Louise M. Parent, Director; General Counsel	Executive Vice President and General Counsel, American Express Company
David L. Yowan, Director; Treasurer	Treasurer, American Express Company
Edward P. Gilligan, Vice Chairman	Vice Chairman, American Express Company